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Exhibit 99.2

Liberty Media Corporation
Reconciliation of Liberty Media Corporation ("LMC") Net Assets and
Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings

December 31, 2009 (unaudited)
amounts in millions

Liberty Media Corporation Net Assets	$10,238
Reconciling items:
LMC put option obligations	97

Liberty Media LLC Net Assets	$10,335

Liberty Media Corporation Net Earnings	$6,501
Reconciling items:
LMC selling, general and administrative expenses	4
Intercompany interest income	158
Unrealized gain on LMC put options	(59)
LM LLC income tax expense	(62)

Liberty Media LLC Net Earnings	$6,542

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Liberty Media Corporation Reconciliation of Liberty Media Corporation ("LMC") Net Assets and Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings